IAMGOLD
CORPORATION

TSX: IMG NYSE: IAG

NEWS RELEASE

IAMGOLD FILES TECHNICAL REPORT FOR THE CÔTÉ GOLD PROJECT

Toronto, Ontario, August 12, 2022 – IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") announces that the Company has filed a technical report for the Côté Gold project ("Côté Gold" or the "Project"), titled "Technical Report on the Côté Gold Project, Ontario, Canada" (the "2022 Technical Report") dated August 12, 2022.

The 2022 Technical Report was prepared by representatives of SLR Consulting (Canada) Ltd., Wood Canada Limited and IAMGOLD, each of whom is a "qualified person" (a "QP"), in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), as reported in the Company's news release dated August 3, 2022. The 2022 Technical Report supersedes the technical report on the Côté Gold project dated November 26, 2021.

The 2022 Technical Report can be found on the Company's website at www.iamgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883

Philip Rabenok, Manager, Investor Relations
Tel: 416 933 5783 | Mobile: 647 967 9942

Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.